Peter Clarke Belfast, Northern Ireland

Summary

Highly experienced and results-oriented Chairman with a proven track record of success in professional football. Demonstrated ability to lead and guide a football club to sustained profitability and success. Extensive knowledge of the football industry and a deep understanding of the challenges and opportunities facing modern clubs.

Experience

- **Chairman, Carrick Rangers Football Club:** 2014 - Present
  - Steered the club to a decade of sustained profitability.
  - Led strategic planning and decision-making across all areas of the club.
  - Developed and implemented successful fundraising initiatives.
  - Built strong relationships with players, staff, sponsors, and the local community.
- **Director, Northern Ireland Football League:** 2014 - Present
  - Member of the board of directors responsible for the governance and strategic direction of the league.
  - Involved in key decision-making processes on matters relating to league rules, competitions, and player development.
- **Vice President, Flex**

Skills

- Strategic Planning & Leadership
- Financial Management & Budgeting
- Relationship Building & Networking
- Communication & Interpersonal Skills
- Negotiation & Conflict Resolution
- Governance & Compliance
- Football Administration & Operations